Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 10, 2021

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lilium B.V. Registration Statement on Form F-4 Filed May 5, 2021 File No. 333-255800

Dear Ms. Timmons-Pierce and Mr. Ingram:

This letter is submitted on behalf of Lilium B.V. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 submitted on May 5, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated June 1, 2021 to Barry Engle, Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to Registration Statement on Form F-4 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amendment (marked to show changes from the Registration Statement).

F-4 filed May 5, 2021

What interests do the Sponsor, Qell Initial Shareholders and Qell's other current officers and directors have in the Business Combination?, page 13

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

1.          Please include the aggregate market value of the Private Placement Warrants as of the most practicable date.

Response to Comment No. 1.        The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amendment in response to the Staff’s comment.

2.          Please disclose whether there are any outstanding working capital loans.

Response to Comment No. 2.        The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amendment in response to the Staff’s comment.

Adverse publicity stemming from any incident involving, page 62

3.        We note your disclosure that your insurance may be inapplicable to cover any incident or accident and that you may have to bear substantial losses from an incident or accident. Please disclose whether your insurance covered the losses you sustained the fire in February 2020.

Response to Comment No. 3.        The Company respectfully advises the Staff that it has revised the disclosure on page 63 of the Amendment in response to the Staff’s comment.

Background of the Business Combination, page 94

4.          We note that you considered over 100 different potential business combination targets. Please substantially revise your disclosure to provide additional detail, including timing and how the discussions with other potential targets overlapped with one another and with Lilium. Please describe the potential terms discussed and the progress of those discussions. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved, and further information on the board’s decision-making process.

Response to Comment No. 4.        The Company respectfully advises the Staff that it has revised the disclosure on pages 95 and 96 of the Amendment in response to the Staff’s comment.

5.          Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

Response to Comment No. 5.       The Company respectfully advises the Staff that it has revised the disclosure on pages 98 through 103 of the Amendment in response to the Staff’s comment.

6.          We note your disclosure on page 99 that Qell and Lilium made adjustments to Lilium’s financial projections to reflect the revised amount of PIPE proceeds. Please disclose the projections and assumptions.

Response to Comment No. 6.      The Company respectfully advises the Staff that it has revised the disclosure on pages 101 and 102 of the Amendment in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

7.          Please identify the Strategic Advisor.

Response to Comment No. 7.      The Company acknowledges the Staff’s comments and respectfully advises the Staff that Qell is contractually prohibited from disclosing the name of the global strategy consulting firm referenced as “Strategic Advisor” as a result of the contract between Qell and such party.

The Business Combination

Lilium Prospective Financial Information, page 105

8.          Although you provide a table of selected prospective financial measures for fiscal years 2024 through 2027, no similar detail is presented for fiscal years 2021 through 2023. Please revise to include a uniform presentation for each fiscal year or explain to us why such information is impracticable and/or not useful to investors. If prepared by management, also include Lilium's net income (loss) projections for each of the related periods.

Response to Comment No. 8.        The Company acknowledges the Staff’s comment and has revised the table of selected prospective financial measures to include fiscal years 2021 through 2023.

In response to the Staff’s comment on the inclusion of Lilium’s net income (loss) projections for each of the related periods, the Company respectfully submits that due to the forward-looking nature of the selected forecasted financial information, specific quantifications of the amounts that would be required to reconcile such forecasted financial information to IFRS measures (i.e. net income (loss)) are not available. Lilium’s management believes that providing a reconciliation to net income (loss) would not be possible without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which the adjustments may be recognized.

Further, net income according to any IFRS measure was not a component of the projections (nor was it calculated) and net income (loss) forecast was not provided to Qell or the PIPE investors in connection with any discussions. The Company believes that the non-IFRS financial measures included in the selected prospective financial measures provides the most useful information to investors regarding the Lilium’s results of operations, as they are an indication of Lilium’s baseline performance before the effects of business combination adjustments and other charges that are considered to be outside of the Lilium’s core business segment operational results. The Company has revised the disclosure on pages 107 through 111 to provide further clarification with respect to these circumstances.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

9.          Please revise to disclose the extent to which your projected revenues and production volumes are subject to formal sales agreements. In addition, if a material portion of your projected financial measures are concentrated with an individual customer(s), separately quantify and discuss these concentrations.

Response to Comment No. 9.         The Company respectfully advises the Staff that it has revised the disclosure on page 108 of the Amendment in response to the Staff’s comment. The Company further advises the Staff that there is no license upon which the Company’s research and development depends.

10.        We note your disclosure on page 107 that the financial projections were based on numerous variables, estimates, and assumptions. Please revise to describe such variables, estimates and assumptions with greater specificity and quantify where practicable.

Response to Comment No. 10.     The Company respectfully advises the Staff that it has revised the disclosure on pages 109 and 110 of the Amendment in response to the Staff’s comment.

11.       Refer to your statement that "Lilium undertakes no obligation to update or otherwise revise or reconcile the above the Lilium Projections to reflect circumstances existing after the date the Lilium Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such information are shown to be in error.” Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

Response to Comment No. 11.       The Company respectfully advises the Staff that it has revised the disclosure on page 110 and 111 of the Amendment in response to the Staff’s comment.

Material Tax Consequences, page 113

12.        If counsel elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel's opinion.

Response to Comment No. 12.       The Company respectfully advises the Staff that it has revised the disclosure on page 117 of the Amendment in response to the Staff’s comment.

13.        We note your disclosure that the Merger should constitute a reorganization under Section 368(a)(1)(F) of the Code. Please have counsel explain why it cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Please also include a risk factor setting forth the risks of uncertain tax treatment to investors.

Response to Comment No. 13.       The Company respectfully advises the Staff that it has revised the disclosure on pages 19, 36, 117 and 118 of the Amendment in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 158

14.        You disclose within your description of pro forma adjustment (D) that €22.6 million of Qell transaction costs have been excluded from the pro forma statement of operations. Please reflect such expenses within the pro forma statement of operations, similar to your treatment of the Lilium transaction costs, or tell us why you believe no adjustment is necessary.

Response to Comment No. 14.     The Company respectfully advises the Staff that Qell does not meet the definition of a business under IFRS 3; accordingly, the merger is expected to be accounted for as a capital reorganization, or a capital raise, not a business combination. The Company believes that including a pro forma adjustment for transaction costs for the acquired entity, while consistent with pro forma treatment for a business combination between two operating companies, is inconsistent with the transaction accounting under IFRS for a capital raising transaction. Generally, no impact is expected to the income statement in a capital raising transaction, rather it would reflect net proceeds to the issuer with the costs of raising capital charged directly to equity, not the income statement. The Company also respectfully advises the Staff that the net proceeds to be received from the capital raising transaction have been appropriately reduced by Qell's transaction costs which, in turn, increased the amount of the IFRS 2 charge (see note L to the pro forma financial statements) recognized in the pro forma income statement by a corresponding amount. In contrast, transaction costs incurred by Lilium are reflected as a reduction of proceeds in the pro forma balance sheet, consistent with transaction accounting under IFRS for a costs incurred by the issuer in connection with a capital raising transaction.

Business of Lilium and Certain Information About Lilium Our Strategy, page 164

15.        We note your discussions of "contribution margin" on pages 164-165 and 173. Please revise your filing to specify how you define and calculate contribution margin. A discussion of the material expenses excluded from contribution margin may also be useful to investors. Also revise to indicate that contribution margin is not a term defined under IFRS and that your calculation of contribution margin may be different than those used by other registrants.

Response to Comment No. 15.     The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 2 and 168 of the Amendment in response to the Staff’s comment.

Safety and Performance, page 177

16.        We note your disclosure that In February 2020 your prototype was destroyed in a fire. Please disclose whether the investigations related to the incident have been complete and results of such investigations. Pease also revise your risk factor disclosures to state whether there were any injuries, causalities or additional damages as a result of the fire.

Response to Comment No. 16.      The Company respectfully advises the Staff that it has revised the disclosure on pages 61 and 180 of the Amendment in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

Lilium's Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates Share-Based Compensation, page 193

17.        We note your disclosure that the value of each share option was determined to be the value of the underlying common share less the exercise price since "recent option grants...have been deep in-the-money at their respective grant dates." Please tell us in sufficient detail how you determined intrinsic value represents an appropriate fair value measurement for your options under paragraph 17 of IFRS 2. Also reconcile your disclosure here to the disclosure on page F-50 discussing inputs to the option pricing "models used." If the intrinsic value valuation applies only to "recent option grants," tell us the number of options valued using intrinsic value, the total fair value related to such option issuances, and the periods over which the compensation will be recognized. If your intrinsic value disclosure applies to the valuation of cash-settled options at fiscal year-end, revise your disclosures to clarify, and explain how intrinsic value represents an appropriate fair value.

Response to Comment No. 17.       The Company acknowledges the Staff’s comment and respectfully advises that the fair value of Lilium’s share-based payment awards had been determined using generally accepted valuation techniques, as there is no quoted market price readily available for its shares. Specifically, an Option Pricing Model method (“OPM”) and a hybrid model between OPM and a probability-weighted expected return method (“PWERM”) was used to determine the fair value of their share-based payment awards.

For the year ended December 31, 2020, the valuation of Lilium’s options was determined based on a hybrid option pricing model by considering both an OPM backsolve method, or reverse OPM, and a PWERM, which used the expected equity value resulting from the planned Business Combination. For the year ending December 31, 2019 and for January 1, 2019, the valuation of Lilium’s options was determined using an OPM backsolve model to match to the share prices paid by investors in the course of the latest financing rounds (i.e., preferred B2 shares, refer to “Note 19. Equity”) with the exception that for January 1, 2019, a linear interpolation between two financing rounds was performed for the underlying shares. Both the hybrid model and the OPM backsolve model represent generally accepted valuation methodologies for pricing financial instruments that estimate what the price of the equity instruments would have been on the measurement date in an arm’s length transaction between knowledgeable, willing parties in accordance with paragraph 17 of IFRS 2.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

In regard to the inputs to the option pricing models used, the OPM backsolve method leveraged inputs such as expected volatility of the price of the underlying share, risk-free interest rate, expected dividends on the underlying share, and expected term of the option. The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. These inputs are disclosed in Note 20. Share-based Payments on page F-50. The hybrid model leveraged inputs such as discount for lack of marketability, probability of an exit event (i.e., direct IPO, indirect IPO, and other scenarios), among other factors. These inputs are also disclosed in Note 20. Share-based payments on page F-50.

The valuation methodology described above applies to all option grants, including both cash-settled and equity-settled awards, and is not limited to only the recent option grants.

The Company respectfully advises the Staff that the disclosure on page 197 has been revised to clarify the two models used in the fair value measurement approach related to Lilium’s share-based compensation.

Audited Consolidated Financial Statements of Lilium GmbH Notes to the Consolidated Financial Statements

20. Share-based Payments, page F-48

18.        We note that the original terms of your share options allowed holders to settle in cash or shares only if an "exit event" occurs. We further note that the options were modified in November 2020 to give you the discretion to settle them in cash or shares. Please address the following comments related to your share options:

•	Considering the options appear to be cash-settleable only upon a contingent event, tell us how you determined that the shares qualified for classification as cash-settled. Cite the authoritative IFRS accounting guidance you relied upon, such as IAS 37, in determining whether to classify the options as cash-settled or equity-settled.

•	In regards to the option modification, provide the disclosures required by paragraph 47(c) of IFRS 2 in your next amendment. For the post-modification options that continue to be classified as cash-settled awards, also explain to us in sufficient detail why, consistent with your accounting policy disclosure on page F-35, it appears they have not been reclassified within equity considering you believe the exit event is not probable.

Response to Comment No. 18.      The Company acknowledges the Staff’s comment and respectfully advises the Staff that the original terms of the Company’s share options (i) included a service (vesting) condition based on the passage of time, (ii) included a non-vesting condition which precluded exercise of vested options prior to the occurrence of an “exit event” (as such term is defined in the Company’s ESOP agreement established in 2017 (the “2017 ESOP”)) and (iii) provided the option holder with the unconditional option to settle in either cash or shares upon exercise. The Company concluded that a merger into a publicly-traded shell company (a “SPAC Merger”) did not meet the definition of an “exit event” pursuant to the terms of the 2017 ESOP; accordingly, in November 2020, the Company established a new ESOP (the “2020 ESOP”) which, among other things (i) explicitly included a SPAC Merger in the definition of an “exit event” and (ii) eliminated the ability of the option holder to elect to settle in either cash or shares upon exercise. As outlined within “Note 20. Share-based Payments” of the Company’s consolidated financial statements, each 2017 ESOP option holder was provided the option to accept the modified 2020 ESOP terms and conditions. As of December 31, 2020, 89% of the 2017 ESOP option holders had accepted the terms of the modification, with 11% remaining subject to the terms and conditions of the 2017 ESOP plan.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

In accordance with IFRS 2.35, the Company accounts for the 2017 ESOP (including the options that were not modified pursuant to the 2020 ESOP and remain outstanding as of December 31, 2020) as “a compound financial instrument, which includes a debt component (i.e. the counterparty’s right to demand payment in cash) and an equity component (i.e. the counterparty’s right to demand settlement in equity instruments rather than in cash).” The Company has further concluded that fair value of each settlement alternative is the same and, accordingly, in accordance with IFRS 2.37, the fair value of the equity component is zero and the entire compound financial instrument is accounted for as a liability. As of December 31, 2020, there is no liability record with respect to the 2017 ESOP because the occurrence of an “exit event” (as such term is defined in the 2017 ESOP) is considered highly unlikely in light of the pending SPAC Merger. The classification as cash-settled was based primarily on the guidance under IFRS 2.35 and IFRS 2.37 as explained above. The fact that the choice of settlement options is only triggered upon occurrence of a contingent event does not affect the classification.

In accordance with IFRS 2.41 through IFRS 2.43, the Company accounts for the 2020 ESOP in accordance with the requirements applying to equity-settled share-based payment transactions because (i) the Company’s choice of settlement in equity was concluded to have commercial substance and (ii) the Company has no past practice or stated policy of settling in cash.

Finally, the Company respectfully asserts that it believes that it has complied with the disclosure requirements of IFRS 2.47(c) based on the fact that (i) the terms of the modification (IFRS 2.47(c)(i)) are extensively disclosed in Note 20 to the consolidated financial statements and (ii) there was no incremental fair value granted in connection with the modification (IFRS 2.47(c)(ii) and (iii)).

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

Exhibit 4.1, page II-1

19.       We note that the form of warrant agreement filed as Exhibit 4.1 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the parties waive any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response to Comment No. 19.       The Company acknowledges the Staff’s comment and respectfully advises the Staff that the form of warrant assignment, assumption and amendment agreement filed as Exhibit 4.1 (the “Warrant Amendment Agreement”) only amends specific provisions of the original warrant agreement, dated as of September 29, 2020, and filed with the Commission on October 5, 2020 (the “Original Warrant Agreement”), as set forth in Section 2 of the Warrant Amendment Agreement. All other provisions of the Original Warrant Agreement not expressly amended continue in full force and effect. The forum provisions set forth in Section 9.3 of the Original Warrant Agreement are not specifically amended by the Warrant Amendment Agreement. Therefore, Section 9.3 of the Original Warrant Agreement, which expressly carves out any suits brought to enforce any liability or duty created by the Exchange Act, continues to apply to all warrant holders in its current form. The forum provision in the Warrant Amendment Agreement only applies to the parties of the Warrant Amendment Agreement (i.e. to Qell, the Company and the warrant agent) with respect to claims relating to such Warrant Amendment Agreement. The Company respectfully advises the Staff that it has revised the disclosure on pages 30 and 154 of the Amendment to clarify this position.

General

20.        Please revise your letter to Qell shareholders to state the equity and voting interests of the shareholders of Holdco after the business combination.

Response to Comment No. 20.        The Company respectfully advises the Staff that it has revised the disclosure on the second page of the letter to Qell shareholders in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

June 10, 2021

21.        Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure. Please also disclose the voting percentages of the shareholders.

Response to Comment No. 21.      The Company respectfully advises the Staff that it has revised the disclosure on page 11 of the Amendment in response to the Staff’s comment.

22.        Please expand your cover page disclosure to briefly discuss the contemplated dual-class structure and the relative voting rights of Class A Shares and Class B Shares. In addition, please add risk factor disclosure to discuss whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.

Response to Comment No. 22.       The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the cover page and page 77 of the Amendment in response to the Staff’s comment.

23.        Please disclose the intended use for the funds in the Trust and PIPE.

Response to Comment No. 23.      The Company respectfully advises the Staff that it has revised the disclosure on page 107 of the Amendment in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1526.

Sincerely,

/s/ John T. Haggerty

Enclosures

cc: Barry Engle, Chief Executive Officer, Lilium B.V.

Sam Gabbita, Chief Financial Officer, Lilium B.V.

Jocelyn M. Arel, Esq., Goodwin Procter LLP